UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Liberate Technologies

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

530129105

(CUSIP Number)

David Lockwood

Liberate Technologies

2655 Campus Drive, Suite 250

San Mateo, CA 94403

(650) 645-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530129105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Lockwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,457,201

	8.	Shared Voting Power 8,225,700

	9.	Sole Dispositive Power 4,457,201

	10.	Shared Dispositive Power 8,225,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,682,901

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lockwood Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,225,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,225,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lockwood Capital Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,225,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,225,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D filed on February 19, 2003 (the “Schedule 13D”), by David Lockwood (“Mr. Lockwood”), Lockwood Fund LLC (“Lockwood Fund”) and Lockwood Capital Advisors LLC (“Lockwood Capital Advisors”) (Mr. Lockwood, Lockwood Fund and Lockwood Capital Advisors collectively the “Reporting Persons”), as such Schedule 13D was amended by Amendment No. 1 on March 17, 2003 (the “Amendment No. 1”, and together, the “Amended Statement”).  This Amendment No. 2 is being filed pursuant to a Joint Filing Agreement dated February 19, 2003, a copy of which is attached as Exhibit 1 to Amendment No. 1.  Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate item shall be deemed to be a response to all items where such information is relevant.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Statement.

Item 1.	Security and Issuer
Item 1 is hereby amended and restated in its entirety as set forth below.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Shares”) of Liberate Technologies (the “Issuer”), a Delaware corporation whose principal executive offices are located at 2655 Campus Drive, Suite 250, San Mateo, CA 94403.

Item 2.	Identity and Background
Subsections (b) and (c) of Item 2 are hereby amended and restated in their entirety as set forth below.

(b)                               The address of the principal office of Lockwood Funds and Lockwood Capital Advisors is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, Attention: Stuart D. Freedman, Esq.  The business address of Mr. Lockwood is Liberate Technologies, 2655 Campus Drive, Suite 250, San Mateo, CA 94403.

(c)                                The principal business of Lockwood Fund is serving as a private investment fund.  The principal business of Lockwood Capital Advisors is serving as the Managing Member of Lockwood Fund.  Mr. Lockwood is a professional investor in technology companies, the Managing Member of Lockwood Capital Advisors, and as of June 9, 2003, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as set forth below.

Mr. Lockwood was granted by the Issuer, without payment, an option to purchase 1,300,000 Shares pursuant to the Notice of Stock Option Grant (the “Stock Option Grant”) between the Issuer and Mr. Lockwood, dated as of March 14, 2003, in connection with Mr. Lockwood's agreement to act as a Strategic Consultant for the Issuer and to subsequently assume the positions of Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Lockwood became Chairman of the Board of Directors and Chief Executive Officer of the Issuer on June 9, 2003.

The Reporting Persons acquired the Shares for investment purposes based upon a determination that the shares presented an opportunity to realize significant capital appreciation.  Except as described in Item 6 below, none of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons, however, intends to evaluate on an ongoing basis his or its investment in the Issuer and accordingly reserves the right to change his or its plans and intentions at any time, as he or it deems appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below.

Item 6 also describes plans or proposals of the Reporting Persons which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b)(i) and (c) are hereby amended and restated in their entirety as set forth below.

(a)                                Mr. Lockwood directly owns 3,807,201 Shares, held in an Individual Retirement Account, and options to purchase 1,300,000 Shares, of which 650,000 are currently vested and exercisable or will be exercisable within 60 days.  Mr. Lockwood may also be deemed to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) 8,225,700 Shares in his capacity as the Managing Member of Lockwood Capital Advisors, which is itself the Managing Member of Lockwood Fund.  Thus, Mr. Lockwood may be deemed to beneficially own, in the aggregate, 12,682,901 Shares representing approximately 11.9% of the Shares outstanding, based upon 105,752,099 Shares outstanding as of December 31, 2004, as reported in the Issuer's Form 10-Q for the period ended November 30, 2004.

Pursuant to the terms of the Stock Option Grant, Mr. Lockwood's option is scheduled to vest in equal monthly installments over 48 months, commencing on the date of grant.  Notwithstanding the foregoing, the option will fully vest upon the occurrence of a “Termination Event”, defined in the Stock Option Grant as (i) a “Change in Control”, defined by reference to the Employee Retention Agreement between the Issuer and Mr. Lockwood dated as of March 14, 2003 to include the sale, transfer or other disposition of all or substantially all of the Issuer's assets, (ii) in which the acquiring entity fails within ten days prior to the closing thereof to make Mr. Lockwood a written offer of continued

employment for a period of at least one year that is located within 20 miles of his present location and has equal or greater: (a) responsibilities, title, and reporting relationship in the surviving entity and parent; (b) total compensation (including salary, bonus and equity incentives); and (c) office and support arrangements and staff.

Lockwood Fund directly owns, and Lockwood Capital Advisors, in its capacity as Managing Member of Lockwood Fund, may be deemed to beneficially own, 8,225,700 Shares, representing approximately 7.8% of the Shares outstanding, based upon the number of outstanding Shares referenced above.

(b)                               (i)                                 Mr. Lockwood has sole voting and dispositive power over 4,457,201 Shares and shared voting and dispositive power over 8,225,700 Shares.

(c)                              The trading dates, number of Shares purchased and the price per Share for all transactions related to Shares effected by the Reporting Persons in the past 60 days are set forth in Schedule I hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as set forth below.

On January 10, 2005, the Issuer reached agreement to sell substantially all of the assets of its North American business to Double C Technologies, LLC (“Purchaser”), a joint venture majority owned and controlled by Comcast Corporation with a minority investment by Cox Communications, Inc.  The agreement provides for the Purchaser to acquire from the Issuer and its subsidiaries certain assets and to assume certain liabilities relating to the Issuer's business in the United States, Canada and Mexico (the “North America Business”).  The agreement will not become effective until the dismissal of the Issuer's bankruptcy appeal, which the Issuer has agreed to actively pursue.  The Reporting Persons have been informed that the Issuer filed on January 10, 2005 a motion in the U.S. District Court for the Northern District of California to dismiss the appeal of its bankruptcy case dismissal.

In connection with the agreement, at the specific request of Purchaser, and as a condition and inducement to Purchaser’s willingness to enter into the agreement, Mr. Lockwood and the Lockwood Fund (the “Principal Stockholders”) are entering into a Stockholder Voting Agreement with the Purchaser, to be dated the effective date of the asset purchase agreement (the “Voting Agreement”) with respect to all Shares over which such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3(a) under the Exchange Act) (the “Owned Shares”).  The Owned Shares do not include those Shares which any Principal Stockholder has the right to acquire within 60 days.  The Voting Agreement, like the asset purchase agreement, will not become effective until the dismissal of Issuer's bankruptcy appeal.  Promptly upon Issuer's receipt of a copy of the order from the court dismissing the bankruptcy appeal with prejudice, the asset purchase agreement and the Voting Agreement shall be dated the date of receipt of such order and the agreements shall be deemed to have been executed and delivered and to have become effective as of such date.

Pursuant to the Voting Agreement, each of the Principal Stockholders will appoint the Purchaser and any designee of the Purchaser as such Principal Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder's Owned Shares.  Each Principal Stockholder will affirm that the proxy is coupled with an interest and shall be irrevocable and will agree not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares (except as provided below).

Each Principal Stockholder will further irrevocably and unconditionally agree (i) to appear, or otherwise cause the Owned Shares to be counted as present, at any shareholders' meeting held to vote upon the transactions contemplated by the asset purchase agreement for purposes of establishing a quorum and to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the asset purchase agreement, the sale of assets provided for therein and the consummation of the transactions contemplated thereby (the “Transaction”); provided that such Principal Stockholder has received written notice within a reasonable period of time prior to any such meeting that Purchaser is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Transaction with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, not to vote, execute and deliver any written consent, enter into any other voting agreement or cause any of the foregoing actions in favor of any Alternative Proposal (as defined in the asset purchase agreement and set forth below) or where such action would be inconsistent with or frustrate the purposes of the asset purchase agreement or the Voting Agreement.

“Alternative Proposal” means (A) any proposal (whether or not in writing and whether or not delivered to the Issuer’s stockholders generally), other than (x) as contemplated by the asset purchase agreement, (y) as otherwise proposed by the Purchaser or its affiliates or (z) solely with respect to the sale of all or part of the non-North America Business (as defined in the asset purchase agreement), each regarding (i) a merger, consolidation, tender offer, share exchange or other business combination or similar transaction involving the Issuer, (ii) the issuance the Issuer of any equity interest in or any voting securities of the Issuer which constitutes 20% or more of the total of such equity interests or voting securities, (iii) the acquisition in any manner, directly or indirectly, of 20% or more of the consolidated assets of the Issuer or the Canadian Subsidiary or any equity interest of the Issuer's subsidiaries, (iv) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any “group” (as defined under Section 13(d) of the Exchange Act) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Issuer or (v) any transaction for any material portion of the Transferred Assets (as defined in the asset purchase agreement)or the North America Business or any transaction the effect of which would be reasonably likely to prohibit, restrict or delay the consummation of the transactions contemplated by the asset purchase agreement; or (B) the occurrence of any of the transactions described in clauses (i) – (v) of (A) above or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Each Principal Stockholder will also agree that he or it will not, without the prior written consent of the Purchaser, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares.  Each Principal Stockholder will further agree that the Voting Agreement and each Principal Stockholder’s obligations thereunder shall attach to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

The Voting Agreement, if and when effective, shall terminate on the earlier of (i) the closing of the transactions contemplated by the asset purchase agreement and (ii) the termination of the asset purchase agreement in accordance with its terms.

The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Form of Voting Agreement, attached as Exhibit 6 hereto and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following.

There is filed herewith as Exhibit 6 the Form of Voting Agreement by and among Double C Technologies LLC, David Lockwood and Lockwood Fund LLC, to be dated the effective date of the asset purchase agreement,

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2005

/s/ David Lockwood
David Lockwood

LOCKWOOD FUND LLC
By: LOCKWOOD CAPITAL ADVISORS LLC, its Managing Member

By: /s/ David Lockwood
David Lockwood, as Managing Member

LOCKWOOD CAPITAL ADVISORS LLC

By: /s/ David Lockwood
David Lockwood, as Managing Member

EXHIBIT INDEX

Exhibit No.	Exhibit Name

6

Form of Voting Agreement, to be dated the effective date of the Asset Purchase Agreement (by and among Liberate Technologies, Double C Technologies, LLC and Liberate Technologies Canada Ltd) by and among Double C Technologies LLC, David Lockwood and Lockwood Fund LLC.

Schedule I

Transactions in Shares in the Past 60 Days

Reporting Person	Date of Transaction	Amount of Securities Involved		Exercise Price per Share

David Lockwood	November 14, 2004	27,083.3	(1)	$1.75	(2)
David Lockwood	December 14, 2004	27,083.3	(1)	$1.75	(2)

(1)  Mr. Lockwood was deemed to have automatically acquired beneficial ownership of an additional 27,083.3 Shares on each of November 14, 2004 and December 14, 2004 pursuant to the vesting of an option to purchase 1,300,000 Shares that was granted by the Issuer on March 14, 2003, vesting in equal portionss over 48 months.  Mr. Lockwood did not exercise, sell or otherwise transfer any Shares in connection with the periodic vesting of this option set forth in the table above.

(2)  The option was granted by the Issuer without payment.  The exercise price is $1.75 per Share.

EXHIBIT 6

FORM OF VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT CONSTITUTES AN IRREVOCABLE PROXY APPOINTMENT WITH RESPECT TO THE PRINCIPAL STOCKHOLDERS’ SHARES OF LIBERATE TECHNOLOGIES.

FORM OF STOCKHOLDER VOTING AGREEMENT

STOCKHOLDER VOTING AGREEMENT, dated as of       , 2005 (this “Agreement”), by and among Double C Technologies, LLC (“Purchaser”) and the stockholders of Liberate Technologies (“Seller”) identified as the signatories hereto (collectively, the “Principal Stockholders,” and each a “Principal Stockholder”).

WHEREAS, in connection with the execution of this Agreement, Purchaser and Seller are entering into an Asset Purchase Agreement, dated as of       , 2005, by and among Purchaser, Seller and Liberate Technologies Canada, Ltd. (the “Canadian Subsidiary”), as amended from time to time in accordance with the terms thereof (the “Asset Purchase Agreement”), which provides for, among other things, the sale, transfer, conveyance and assignment by Seller and the Canadian Subsidiary to Purchaser of all the specified assets, properties, interest in properties and rights of Seller and the Canadian Subsidiary in the North America Business (as defined in the Asset Purchase Agreement) in accordance with the terms of the Asset Purchase Agreement;

WHEREAS, Purchaser would not enter into the Asset Purchase Agreement unless each Principal Stockholder were to enter into this Agreement;

WHEREAS, each Principal Stockholder is the record or Beneficial Owner of the number of Owned Shares (as defined herein) set forth opposite such Principal Stockholder’s name on Schedule I hereto;

WHEREAS, the Board of Directors of each of Seller and the Canadian Subsidiary has, prior to the date of execution of this Agreement, duly and validly approved and adopted the Asset Purchase Agreement; and

WHEREAS, as a stockholder of Seller, each Principal Stockholder will benefit from the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of Purchaser’s entry into the Asset Purchase Agreement, each Principal Stockholder agrees with each other and Purchaser as follows:

1.                                       Certain Definitions. Capitalized terms not expressly defined in this Agreement will have the meanings ascribed to them in the Asset Purchase Agreement.  For purposes of this Agreement:

(a)                                  “Beneficially Own,” “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having voting power or investment power with respect to such securities (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended), except for those shares of Seller Common Stock which such Principal Stockholder has the right to acquire within 60 days.

(b)                                 “Family Group” means, with respect to a Principal Stockholder that is a natural Person, such Person’s spouse, descendants (whether natural or adopted), or siblings.

(c)                                  “Permitted Transferee” means, with respect to a Principal Stockholder, (i) any member of such Stockholder’s Family Group; (ii) the estate or any of the heirs or legatees of such Stockholder upon such Person’s death; and (iii) any trust established and maintained for the benefit of (A) any Principal Stockholder that is a natural Person or (B) any member of such Stockholder’s Family Group.

(d)                                 “Seller Common Stock” means the common stock, par value $0.01 per share, of Seller.

(e)                                  “Transaction” means the Asset Purchase Agreement, the sale of assets provided for therein and the consummation of the transactions contemplated thereby.

2.                                       Representations and Warranties of Principal Stockholders.  Each Principal Stockholder represents and warrants as follows:

(a)                                  He or it Beneficially Owns the number of shares of Seller Common Stock set forth on Schedule I attached hereto (the “Owned Shares”), free from any lien, encumbrance, proxy, voting trust, voting agreement, voting restriction, understanding, right of first refusal, limitation on disposition, adverse claim of ownership, or restriction whatsoever and with full and sole power to vote the Owned Shares without the consent or approval of any other person or entity;

(b)                                 Except for the Owned Shares and the options to purchase Seller Common Stock set forth on Schedule I, he or it does not Beneficially Own any other Seller Common Stock or hold any securities convertible into or exchangeable for Seller Common Stock;

(c)                                  Except as set forth on Schedule I hereto, he or it is the record holder of the Owned Shares;

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(d)                                 This Agreement has been duly executed by each such Principal Stockholder and constitutes the valid and legally binding obligation of each such Principal Stockholder, enforceable against each such Principal Stockholder in accordance with its terms, except to the extent that (x) the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting the enforcement of creditor’s rights generally and (y) the availability of equitable remedies may be limited by equitable principles of general applicability;

(e)                                  The execution, delivery and performance of this Agreement by each such Principal Stockholder and the proxy contained herein does not violate or breach, and will not give rise to any violation or breach of, such Principal Stockholder’s certificate of formation or limited liability company agreement or other organizational documents (if such Principal Stockholder is not an individual), or any law, contract, instrument, arrangement or agreement by which such Principal Stockholder is bound;

(f)                                    The execution, delivery and performance of this Agreement and the proxy contained herein do not, and performance of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the Exchange Act), domestic or foreign;

(g)                                 The execution, delivery and performance of this Agreement by each such Principal Stockholder and the other signatories hereto and the proxy contained herein does not create or give rise to any right in such Principal Stockholder or, to such Principal Stockholder’s knowledge, in any other signatory hereto or any other person, with respect to the Owned Shares or any other security of Seller (including, without limitation, voting rights and rights to purchase or sell any shares of Seller Common Stock or other securities of Seller) pursuant to any stockholders’ agreement or similar agreement or commitment, other than any such right as is duly and validly waived pursuant to Section 6 of this Agreement; and

(h)                                 The representations and warranties by each Principal Stockholder in Section 2(a) made herein are qualified in their entirety by the effects of applicable community property laws and the laws affecting the rights of marital partners generally.

For all purposes of this Agreement, Owned Shares shall include any shares of Seller as to which Beneficial Ownership is acquired by a Principal Stockholder after the execution hereof.

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3.                                       Covenant to Vote.

(a)                                  Each Principal Stockholder irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with Section 12 hereof:

(i)                                     at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Seller Common Stock held during the term of this Agreement called to vote upon the Transaction, however called, such Principal Stockholder will, provided that such Principal Stockholder has received written notice from Purchaser within a reasonable period of time prior to any such meeting that Purchaser is unable to vote the Owned Shares subject to the irrevocable proxy set forth in Section 4 herein (the “Proxy”) at the meeting, appear at the meeting or otherwise cause the Owned Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Owned Shares in favor of the Transaction;

(ii)                                  such Principal Stockholder will execute and deliver (or cause to be executed and delivered) any written consent in favor of the Transaction with respect to all of the Owned Shares; and

(iii)                               such Principal Stockholder will not vote, or cause to be voted, any Owned Shares (or otherwise provide a proxy or consent or enter into another voting agreement with respect thereto) in favor of any other Alternative Proposal, nor vote the Owned Shares at a meeting of the holders of Seller Common Stock nor execute any written consent in lieu of a meeting of holders of Seller Common Stock if such vote or consent by the holders of Seller Common Stock would be inconsistent with or frustrate the purposes of the other agreements of such Principal Stockholder pursuant to the Asset Purchase Agreement or this Agreement.

(b)                                 For purposes of clarity, each Principal Stockholder acknowledges that the covenant set forth in Section 3(a) applies even if the Board of Directors of Seller withdraws, modifies or qualifies in a manner adverse to Purchaser its recommendation regarding the Asset Purchase Agreement or the Transaction.

(c)                                  Each Principal Stockholder hereby revokes any and all previous proxies with respect to such Principal Stockholder’s Owned Shares.

4.                                       Irrevocable Proxy.  Each Principal Stockholder hereby appoints Purchaser and any designee of Purchaser, each of them individually, each such Principal Stockholder’s proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, with full power of substitution and resubstitution, to vote and act on each such Principal Stockholder’s behalf and in each such Principal Stockholder’s name, place and stead with respect to such Principal Stockholder’s Owned Shares, at any annual, special or other meeting of the stockholders of Seller, and at any adjournment or postponement of any such meeting, held during the

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term of this Agreement and to act by written consent with respect to each such Principal Stockholder’s Owned Shares, at all times during the term of this Agreement with respect to the matters referred to in, and in accordance with, Section 3(a) hereof.  Each Principal Stockholder affirms that this proxy is coupled with an interest and shall be irrevocable.  Each Principal Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.  Except in order to vote the Owned Shares in accordance with Section 3(a), each Principal Stockholder covenants and agrees not to grant any subsequent proxy with respect to such Principal Stockholder’s Owned Shares, and further covenants and agrees that any such proxy, if granted, shall not be valid or effective.

5.                                       Limitations on Transfer.  Each Principal Stockholder agrees that he or it will not, without the prior written consent of Purchaser, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares or any securities convertible into or exchangeable for common stock of Seller, and (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing its obligations under this Agreement, including, without limitation, the granting of a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares, provided, however, that a Principal Stockholder may transfer any of its Owned Shares to a Permitted Transferee without the prior written consent of Purchaser if such Permitted Transferee executes a counterpart of this Agreement agreeing to be bound by this Agreement and agrees in writing to hold such Owned Shares (or interest in such Owned Shares) subject to all of the terms and provisions of this Agreement, provided that the Principal Stockholder shall remain liable under this Agreement in all respects.  Each Principal Stockholder further agrees that this Agreement and each Principal Stockholder’s obligations hereunder shall attach to such Principal Stockholder’s Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass, whether by operation of law or otherwise, including without limitation such Principal Stockholder’s heirs, guardians, administrators or successors.  Each Principal Stockholder further covenants and agrees not to request that Seller register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Principal Stockholder’s Owned Shares, unless such transfer is made in compliance with this Agreement and acknowledges that Purchaser and Seller may notify Seller’s transfer agent of the terms hereof.  Each Principal Stockholder agrees, if requested by Purchaser, that such Principal Stockholder shall tender its Owned Shares for the inscription of a legend consistent with this Agreement.

6.                                       Consent to this Agreement.  Each Principal Stockholder hereby consents, for purposes of any stockholders’ agreement or other agreement or commitment among the stockholders of Seller, to the execution, delivery and performance of this Agreement by each other Principal Stockholder (and waives any rights such Principal Stockholder would otherwise have pursuant to any such stockholders’ agreement or other agreement

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or commitment by virtue of the execution, delivery or performance of this Agreement).  Each Principal Stockholder further consents and authorizes Purchaser and Seller to publish and disclose in the Proxy Statement (including all documents filed with the Commission in connection therewith) its identity and ownership of the Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

7.                                       Specific Performance.  Each Principal Stockholder agrees that irreparable damage to Purchaser would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by each Principal Stockholder and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity, and that each Principal Stockholder waives the posting of any bond or security in connection with any proceeding related thereto.

8.                                       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart hereof has been executed and delivered by each party hereto (which delivery may be by facsimile).

9.                                       Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Purchaser shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Purchaser.

10.                                 No Waiver.  The failure of Purchaser to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any Principal Stockholder hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by Purchaser of its right to exercise any such or other right, power or remedy or to demand such compliance.

11.                                 Stockholder Capacity.  Each Principal Stockholder is executing this Agreement solely in his or its capacity as beneficial owner of the Owned Shares and not in its fiduciary capacity as a director or officer of Seller.  Nothing herein shall prohibit, prevent or preclude such Principal Stockholder from taking or not taking any action in his capacity as an officer or director of the Company.

12.                                 Termination.  This Agreement shall terminate upon the earlier to occur of (a) the Closing Date and (b) the date of termination of the Asset Purchase Agreement in accordance with its terms.  Nothing in this Section 12 shall relieve or otherwise limit the liability of any party for breach of this Agreement.

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13.                                 Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14.                                 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to Purchaser. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

15.                                 Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no Principal Stockholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of Purchaser.

16.                                 Entire Agreement.  This Agreement (together with the Asset Purchase Agreement and the other agreements and documents expressly contemplated hereby and thereby) embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

17.                                 Amendments.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

[Signature page follows]

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IN WITNESS WHEREOF, each Principal Stockholder and Purchaser have duly executed this Stockholder Voting Agreement as of the date first above written.

DOUBLE C TECHNOLOGIES, LLC

By:
Name:
Title:

PRINCIPAL STOCKHOLDERS:

David Lockwood

LOCKWOOD FUND LLC

By:
Name:
Title:

SPOUSAL CONSENT

I, the undersigned, being the spouse of David Lockwood, a stockholder of Liberate Technologies (the “Company”), hereby acknowledge that I have read and hereby approve that certain Stockholder Voting Agreement dated as of       , 2005 in favor of Double C Technologies, LLC (the “Voting Agreement”).  I hereby agree to be irrevocably bound by the Voting Agreement and that any community property interest that I may have in the Owned Shares shall be similarly bound by the Voting Agreement.  I hereby appoint my spouse, David Lockwood, as my attorney-in-fact with respect to the exercise of any rights or the performance of any obligations under the Voting Agreement.

Date:                          , 2005

Signature:

Name (Printed):

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SCHEDULE I

OWNED SHARES AND OPTIONS

Stockholder	Owned Shares	Options Held
David Lockwood	3,807,201	1,300,000
Lockwood Fund LLC	8,225,700	—
TOTAL	12,032,901	1,300,000